UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN INC. PROFIT SHARING 401(k) PLAN AND TRUST

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Ernst & Young LLP Independent Auditors

Amgen Inc., as Named Fiduciary, and the Plan Participants of the Amgen Inc. Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Amgen Inc. Profit Sharing 401(k) Plan and Trust (formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust) (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Seattle, Washington

May 15, 2003

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments at fair value	$90,015,370	$100,252,256

Net assets available for benefits	$90,015,370	$100,252,256

See accompanying notes.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions to net assets:
Participant contributions	$16,272,577	$10,258,294
Employer contributions	5,187,617	4,005,267
Interest and dividend income	1,505,132	2,549,448

Total additions	22,965,326	16,813,009

Deductions from net assets:
Benefits paid	17,514,714	3,146,677
Realized/unrealized losses	15,668,973	11,091,881
Administrative expenses	18,525	38,227

Total deductions	33,202,212	14,276,785

Net (decrease) increase	(10,236,886)	2,536,224

Net assets available for benefits at beginning of year	100,252,256	97,716,032

Net assets available for benefits at end of year	$90,015,370	$100,252,256

See accompanying notes.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan

The following description of the Amgen Inc. Profit Sharing 401(k) Plan and Trust (formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust) (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

On July 15, 2002, Amgen Inc. (the Company) acquired all of the outstanding common stock of Immunex Corporation (Immunex). Effective that day, the Immunex Corporation Profit Sharing 401(k) Plan and Trust was renamed to the Amgen Inc. Profit Sharing 401(k) Plan and Trust.

The Plan was established on January 1, 1987 and is a defined contribution profit-sharing plan. The Plan, as amended, is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and Section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees who are regularly scheduled to work at least 20 hours per week and who are not temporary employees, summer interns, leased employees, non-resident aliens with no United States source income, or employees subject to a collective bargaining agreement that does not provide for participation in the Plan, can enroll in the Plan as of the first day of each month (each, an Entry Date) coinciding with, or next following the date on which they first perform one hour of service with the Company. Prior to April 1, 2001, the enrollment dates were January 1 or July 1 (each, an Entry Date) coinciding with or next following the date on which they became eligible. Eligible employees who are regularly scheduled to work less than 20 hours per week, or who were temporary employees, could enroll in the Plan as of the Entry Date coinciding with, or next following, the date on which they completed one year of eligible service or attained the age of 21, whichever was later.

Contributions

Beginning March 1, 2002, participants could contribute 30% of their pretax annual compensation (up to a maximum of $11,000 in 2002). Between January 1, 2002 and March 1, 2002, participants could contribute up to 20% of their pretax annual compensation. During 2001, participants could contribute up to 15% of their pretax annual compensation (up to a maximum of $10,500 in 2001). Effective January 1, 2002, participants who attained age 50 before the end of the 2002 plan year were eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414 (v) of the Code.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

The Company matches 100% of the first 2% of compensation deferred and 50% on the next 4% of compensation deferred for participants with less than five years of service. Participants with five or more years of service receive a Company match of 100% of the first 2% of compensation deferred and 75% of the next 4% of compensation deferred. Participants are eligible to share in the Company’s matching contributions as of January 1 or July 1, coincident with or immediately following their enrollment date. Additional amounts may be contributed at the option of the Company’s Board of Directors, but shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company. There were no discretionary amounts contributed in 2002 or 2001.

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Prior to the Immunex acquisition, participants could direct contributions into the Immunex Corporation Common Stock Fund. As a result of the acquisition, shares invested in the Immunex Corporation Common Stock Fund were converted to shares of the Amgen Inc. Common Stock Fund in accordance with the merger agreement, and participants can continue to direct their contributions into Company stock.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Employer contributions and earnings thereon vest at the rate of 20% per year of service commencing with the first year of service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Payment of Benefits

Upon termination of service due to death, disability, or retirement, distributions to terminated participants of vested account balances are made in cash as soon as practicable upon request. Employees participating in the Amgen Inc. Common Stock Fund may elect to receive their vested portion in the Amgen Inc. Common Stock Fund in cash or full shares of stock when distributed. The number of shares of Amgen Inc. common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. The nonvested portion of the account balances is subject to forfeiture.

Hardship Withdrawals

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Code with the approval of the Plan administrator.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances from the Plan. Such loans are secured by participants’ account balances, and participants are allowed a maximum of two outstanding loans at a time. Loan terms may not exceed five years unless the loan is used to acquire a principal residence, in which case the loan term may not exceed ten years. Interest is accrued at the Prime rate of interest plus two percentage points. Principal and interest are repaid to the participant’s account through periodic payroll deductions made quarterly or more frequently.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Trustee

Security Trust Company is named as the Plan’s trustee.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average costs of securities sold.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

3.    Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
Fidelity Growth and Income Fund	$19,957,951	$26,350,648
Rainier Small/Mid Capital Equity Fund	10,855,440	14,667,825
Amgen Inc. Common Stock Fund	10,628,954	–
Vanguard Index 500 Portfolio Fund	8,870,748	10,739,791
Dodge & Cox Balanced Fund	8,406,358	7,565,251
EuroPacific Growth Fund	8,396,946	10,249,673
U.S. Trust Capital Preservation Fund	7,099,877	5,822,196
PIMCO Total Return Fund	6,883,127	4,241,718
Immunex Corporation Common Stock Fund	–	13,694,581

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2002	2001
Mutual funds	$(14,847,700)	$(7,103,653)
Common stock funds	(821,273)	(3,988,228)

	$(15,668,973)	$(11,091,881)

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

4.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$90,015,370	$100,252,256
Less: Amounts allocated to withdrawn participants	(596,391)	(108)

Net assets available for benefits per the Form 5500	$89,418,979	$100,252,148

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2002	2001
Benefits paid to participants per the financial statements	$17,514,714	$3,146,677
Add: Amounts allocated on the Form 5500 to withdrawn participants at December 31, 2002	596,391	108
Less: Amounts allocated on the Form 5500 to withdrawn participants at December 31, 2001	(108)	(100,396)

Benefits paid to participants per the Form 5500	$18,110,997	$3,046,389

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 18, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

Notes to Financial Statements (continued)

6.    Parties-in-Interest Transactions

The Amgen Inc. Common Stock Fund invests in the common stock of the Company. Plan participants have the option of investing in the common stock of the Company. Prior to the merger on July 15, 2002, this option was in the form of the Immunex Corporation Common Stock Fund, and after the merger participants could purchase shares of the Amgen Inc. Common Stock Fund. The Company is the Plan Sponsor as defined by the Plan document and, therefore, these transactions also qualify as party-in-interest transactions. Purchases and sales of the Amgen Inc. Common Stock Fund (and previously the Immunex Corporation Common Stock Fund) at quoted market values were $1,950,531 and $4,243,647 for the year ended December 31, 2002 and $1,812,325 and $1,132,930, respectively, for the year ended December 31, 2001.

7.    Subsequent Event

On January 1, 2003, the Plan merged into the Amgen Retirement and Savings Plan (the Amgen Plan) as part of the continuing integration of Immunex staff and operations into the Company. The merged Plan conforms to the terms of the Amgen Plan. Employees eligible to participate in the Plan during 2002, were eligible to participate in the Amgen Plan effective January 1, 2003. The Amgen Plan offers eligible participants similar benefits as those offered by the Plan. All unvested participant accounts of the Plan became 100% vested effective January 1, 2003. The assets of the Plan were transferred to the Amgen Plan on January 17, 2003 and January 21, 2003 at their fair value, including investment income earned through the transfer dates, and all outstanding participant loans were transferred into the Amgen Plan at their previous balance and respective loan terms.

Supplemental Schedule

Amgen Inc. Profit Sharing 401(k) Plan and Trust

(formerly Immunex Corporation Profit Sharing 401(k) Plan and Trust)

EIN: 51-0346580 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Description of Investment	Current Value
Fidelity Growth and Income Fund	Mutual fund 665,948 shares	$19,957,951
Rainier Small/Mid Capital Equity Fund	Mutual fund 616,380 shares	10,855,440
Amgen Inc. Common Stock Fund*	Common stock 177,046 shares	10,628,954
Vanguard Index 500 Portfolio Fund	Mutual fund 108,588 shares	8,870,748
Dodge & Cox Balanced Fund	Mutual fund 137,681 shares	8,406,358
EuroPacific Growth Fund	Mutual fund 363,606 shares	8,396,946
U.S. Trust Capital Preservation Fund	Mutual fund 172,733 shares	7,099,877
PIMCO Total Return Fund	Mutual fund 641,512 shares	6,883,127
Vanguard Windsor II Fund	Mutual fund 187,999 shares	3,941,059
Growth Fund of America	Mutual fund 142,345 shares	2,659,813
Columbia Small Cap Growth Fund	Mutual fund 94,018 shares	1,552,049
Participant loans*	Interest rates from 8% to 12%	763,048

		$90,015,370

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Inc. Profit Sharing 401(k) Plan and Trust
(Name of Plan)

Date: 6/30/03	By:	/s/ Richard D. Nanula
Richard D. Nanula
Executive Vice President, Finance,
Strategy and Communications, and
Chief Financial Officer
Amgen Inc.

AMGEN INC. PROFIT SHARING 401(k) PLAN AND TRUST

INDEX TO EXHIBIT

Consent of Ernst & Young LLP, Independent Auditors                                                                                                              Exhibit 23